KIRKLAND LAKE GOLD INC.

UNAUDITED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIOD ENDED JANUARY 31, 2007

(EXPRESSED IN CANADIAN DOLLARS)

The accompanying unaudited financial statements of Kirkland Lake Gold Inc. (the "Company") have been prepared by and are the responsibility of the Company's management.

These statements have been approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditor has not performed a review of these financials statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financials statements by an entity's auditor.

Kirkland Lake Gold Inc.
Balance Sheet
Unaudited
As at January 31, 2007 and April 30, 2006
(expressed in Canadian dollars, except per share amounts)
	January 31	April 30
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$17,220,986	$9,411,925
Accounts Receivable	875,414	2,729,475
Inventories (Note 4)	3,809,875	4,295,899
Prepaid Expenses and deposits	238,860	70,250
	22,145,135	16,507,549

Security Deposits (Note 3)	225,612	725,000
Mineral Properties (Note 5)	33,315,106	29,986,447
Property, plant and equipment (Note 6)	11,743,352	11,504,100
Mine closure bonds	2,043,435	2,043,435
	69,472,640	60,766,531
Liabilities
Current Liabilities:
Accounts Payable and accrued liabilities	8,500,479	9,852,880
Other Liabilities	-	85,500
Asset Retirement Obligation (Note 7)	1,928,841	1,845,780
	10,429,320	11,784,160

Shareholders' Equity
Capital Stock: (Note 8)
Authorized
Unlimited common shares without par value issued
Issued
53,273,923 (2006 - 50,868,138) common shares	126,886,219	110,088,761
Options (Note 9)	650,227	1,079,766
Warrants (Note 10)	879,467	-
Contributed surplus (Note 11)	2,803,822	2,797,768
Deficit	(72,176,415)	(64,983,924
	59,043,320	48,982,371
	69,472,640	60,766,531

Operations, going concern and measurement uncertainty (Note 1)
Approved by the Board of Directors:

(signed) "Brian E. Bayley" Director (signed) "S. Paul Kostuik" Director

Kirkland Lake Gold Inc.
Statement of Operations and Deficit
Unaudited
For the three and nine months ended January 31, 2007 and 2006
(expressed in Canadian dollars)
	Three Month Period Ended January 31, 2007	Three Month Period Ended January 31, 2006	Nine Month Period Ended January 31, 2007	Nine Month Period Ended January 31, 2006
Mining revenue	8,212,184	11,111,262	26,126,929	24,490,788

Operating Expenses
Operating costs	8,998,040	6,045,426	25,061,112	21,490,720
Stock-based compensation for
operational personnel	428	48,950	16,871	116,106
Amortization and depletion	783,323	676,048	2,466,826	1,868,088
Royalties	341,960	332,503	1,025,409	734,353
	10,123,751	7,102,927	28,570,218	24,209,267
Operating Margin	(1,911,567)	4,008,335	(2,443,289)	281,521

Other Expenses

General and administrative	633,717	203,152	1,959,818	842,807
Stock-based compensation for
administration personnel	6,409	-	45,275	210,706
Exploration	856,778	1,774,635	4,002,256	3,645,523
Interest and other income	(228,345)	(279,305)	(608,112)	(424,009
	1,268,559	1,698,482	5,399,237	4,275,027
Income (Loss) before future income	(3,180,126)	2,309,853	(7,842,526)	(3,993,506
tax recovery
Future income tax recovery	(650,035)	-	(650,035)	-
Income (Loss) for the period	(2,530,091)	2,309,853	(7,192,491)	(3,993,506
Deficit - Beginning of Period	(69,646,324)	(64,830,723)	(64,983,924)	(58,527,364
Deficit - End of period	$(72,176,415)	$(62,520,870)	$(72,176,415)	$(62,520,870

Basic and diluted earnings (loss) per	$(0.05)	$0.05	$(0.14)	$(0.08
share

Weighted average number of shares outstanding	53,152,804	49,157,954	52,824,238	47,449,983

Kirkland Lake Gold Inc.
Statements of Cash Flow
Unaudited
For the three and nine months ended January 31, 2007 and 2006
(expressed in Canadian dollars)
	Three Month Period Ended January 31, 2007	Three Month Period Ended January 31, 2006	Nine Month Period Ended January 31, 2007	Nine Month Period Ended January 31, 2006
Cash flows from operating activities
Earnings (Loss) for the year	$(2,530,091)	$2,309,854	$(7,192,491)	$(3,993,506
Items not affecting cash
Amortization and depletion	783,323	676,048	2,466,826	1,868,088
Stock-based compensation	6,837	48,950	62,145	326,812
Asset Retirement Obligation	27,687	31,920	83,061	95,758
Future income tax recovery	(650,035)	-	(650,035)	-
	(2,362,279)	3,066,772	(5,230,494)	(1,702,848
Changes in non-cash working capital items
Accounts receivable	(43,778)	(2,953,186)	1,854,061	(2,644,005
Inventories	134,295	165,017	486,024	68,574
Prepaid expenses and deposits	(41,460)	(201,520)	(168,610)	(662,624
Accounts payable and accrued liabilities
and other liabilities	2,328,502	4,496,815	(1,437,901)	2,072,809
	15,281	4,573,898	(4,496,919)	(2,868,094
Cash flows from financing activities
Net proceeds from issuance of capital
stocks & warrants	1,792,630	435,124	17,841,332	14,383,608
Security deposits	(1,225)	-	499,388	-
	1,791,405	435,124	18,340,720	14,383,608
Cash flow applied to investing activities
Purchase of property, plant and equipment	(304,695)	(1,037,409)	(1,610,898)	(2,235,665
Additions to mineral properties	(948,079)	(3,813,045)	(4,423,839)	(8,971,059
	(1,252,773)	(4,850,454)	(6,034,737)	(11,206,724
Increase (decrease) in cash and cash
equivalents	553,912	158,568	7,809,063	308,790
Cash and cash equivalents -
Beginning of period	16,667,074	8,782,769	9,411,923	8,632,547
Cash and cash equivalents -
End of period	$17,220,986	$8,941,337	$17,220,986	$8,941,337

Supplementary cash flow information (note 14)

KIRKLAND LAKE GOLD INC.
Notes to Unaudited Financial Statements
For the three and nine months ended January 31, 2007 and 2006
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Operations
Kirkland Lake Gold Inc. (the company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001.

Going concern
These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of business as they come due.

At January 31, 2007, the company has working capital of $13.8 million and has committed to spend $1.8 million on eligible flow-through expenditures before December 31, 2007. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity.

Management estimates that these funds, together with cash flow from targeted operations, will be sufficient to meet the company's obligations and capital expenditure plans for the coming year.

The company's ability to continue as a going concern, and the recoverability of its mineral properties and property, plant and equipment, is dependent on the gold price, its ability to fund its development and exploration programs, and manage and generate positive cash flows from operations. These financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and these adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principals ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the company's financial statements including the notes thereto for the year ended April 30, 2006.

3. SECURITY DEPOSITS

The company’s security deposits include $225,612 (2006 - $725,000) held as collateral to provide a letter of credit to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage.

4. INVENTORIES

	JANUARY 31	APRIL 30
	2007	2006
Mine operating supplies	$1,186,553	$1,147,502
Gold in process	2,623,322	2,657,417
Surface stockpile	-	490,980
	$3,809,875	$4,295,899

5. MINERAL PROPERTIES

	JANUARY 31	APRIL 30
	2007	2006
Balance - Beginning of year	$29,986,447	$20,227,298
Additions:
Development costs	4,423,839	11,867,437
Depletion	(1,095,180)	(2,108,288)
Balance - End of year	$33,315,106	$29,986,447

		ACCUMULATED	JANUARY 31	APRIL 30
	COST	AMORTIZATION	2007	2006
Acquisition allocation	$795,648	$130,551	$665,097	$688,935
Underground development	33,823,386	3,858,483	29,964,903	26,516,153
Underground pumping	2,050,943	327,723	1,723,220	1,784,666
Mill & surface facilities	149,371	24,589	124,782	129,617
Lakeshore property	1,000,411	163,307	837,104	867,076
	$37,819,759	$4,504,653	$33,315,106	$29,986,447

6. PROPERTY, PLANT AND EQUIPMENT

		ACCUMULATED	JANUARY 31
	COST	AMORTIZATION	2007
			NET

Computer equipment	$555,756	$398,067	$157,689
Mine and mill equipment	16,632,455	5,574,217	11,058,238
Vehicles	129,493	74,429	55,064
Buildings	688,926	216,565	472,361
	$18,006,630	$6,263,278	$11,743,352

		ACCUMULATED	APRIL 30
	COST	AMORTIZATION	2006
			NET

Computer equipment	$433,471	$298,532	$134,939
Mine and mill equipment	15,227,406	4,438,354	10,789,052
Vehicles	115,957	56,132	59,825
Buildings	688,926	168,642	520,284
	$16,465,760	$4,961,660	$11,504,100

7. ASSET RETIREMENT OBLIGATION

The company has assumed responsibility for the reclamation and site restoration plans originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with the all the Kirkland Lake properties. The estimated total costs of reclamation and site restoration at January 31, 2007 are $2,711,670 and financial assurance has been provided to the MNDM by way of mine closure bonds in the amount of $2,043,435.

A reconciliation for asset retirement obligations is as follows:

	JANUARY 31	APRIL 30
	2007	2006
Balance - Beginning of year	$1,845,780	$2,110,583
Revision to timing of estimate mining life	-	(391,438)
Accretion	83,061	126,635
Balance - End of period	$1,928,841	$1,845,780

There were no liabilities incurred or settled during 2007 and 2006.

The provision for asset retirement obligations is based on the following key assumptions.

•  The total undiscounted cash flow as at April 30, 2007 is $2,711,670.
•  The expected settlement to be in 2016.
•  A credit adjusted risk free rate at which the estimated payments have been discounted of 6%.
•  An inflation rate of 2%.

8. CAPITAL STOCK

	Number of	Stated
	shares	value
Balance - Beginning of period	50,868,138	$110,088,761
Exercise of options (Note 9)	444,000	1,540,793
Private placements (Note (8) a & b)	1,961,785	18,300,849
Share issuance costs	-	(1,514,691)
Share proceeds allocated to warrants (Note 10)	-	(879,467)
Renunciation of flow-through shares	-	(650,026)
Balance - End of period	53,273,923	$126,886,219

(a) On May 24 and 25, 2006 and June 2, 2006, the company completed a private placement of 1,793,500 units at a price of $9.20 per unit totaling $16,500,200 ($15,113,340 net). Each unit consisted of one common share and one-half of a share purchase warrant. Of the 896,750 share purchase warrants issued, 271,750 warrants are exercisable until May 24, 2007, 615,000 warrants are exercisable until May 25, 2007 and 10,000 warrants are exercisable until June 2, 2007 at a price of $10.50 per share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $879,467.

(b) On December 29, 2006 the company closed a brokered private placement of 168,285 flow through shares at a price of $10.70 per share for gross proceeds of $1,800,649. The company incurred commissions, fees and legal costs totaling $127,028 in connection with this placement which were paid out of working capital.

9. OPTIONS

The company has adopted a stock option plan. The plan allows the company to grant options to directors, senior officers and employees of or consultants to the company or employees of a corporation providing management services to the company. The aggregate number of shares which were initially subject to issuance pursuant to options granted under this plan is 3,500,000 shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option. Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the company to issue options for terms of up to five years.

The changes in stock options during the 9 month period ended January 31, 2007 are as follows:

	Number of shares	Weighted average exercise price
Options outstanding - May 1, 2006	737,124	$2.87
Granted	385,000	8.68
Exercised	(441,500)	2.38
Forfeited	(2,500)	4.70
Options outstanding - January 31, 2007	678,124	$6.49
Options exercisable - January 31, 2007	293,124	$3.55

The following table summarizes information about stock options outstanding and exercisable at January 31, 2007:

Exercise price	Options outstanding	Options exercisable	Outstanding options weighted average remaining life (years)	Exercisable options weighted average remaining life (years)
1.60	624	624	0.19	0.19
2.20	55,500	55,500	0.94	0.94
2.45	35,000	35,000	0.35	0.35
2.80	10,000	10,000	1.54	1.54
3.95	106,500	106,500	1.82	1.82
4.70	85,500	85,500	2.65	2.65
8.65	365,000	-	5.00	-
9.30	20,000	-	0.92	-
1.60 - 9.30	678,124	293,124	3.45	1.71

The company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Compensation costs for all grants under the employee stock option plan have been determined by the fair value method. Compensation expense recorded for the three and nine months ended January 31, 2007 were $6,837 (2006 - $48,950) and $62,145 (2006 - $326,812), respectively.

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

For the period ended January 31, 2007, the value ascribed to unexercised options recorded as a component of shareholders' equity is as follows:

	JANUARY 31 2007	APRIL 30 2006
Balance - Beginning of year as restated	$1,079,766	$1,184,062
Accretion of options granted	62,145	365,440
Exercise of options	(485,630)	(456,217)
Options forfeited	(6,054)	(13,519)
Balance - End of year	$650,227	$1,079,766

10. WARRANTS

The changes in warrants are as follows:

	Number of shares	Weighted average exercise price
Warrants outstanding - May 1, 2006	-	$-
Granted	896,750	10.50
Warrants outstanding - January 31, 2007	896,750	$10.50

The value ascribed to unexercised warrants recorded as a component of shareholders' equity is as follows:

	JANUARY 31	APRIL 30
	2007	2006
Balance - Beginning of year	$-	$3,841,480
Unit proceeds allocated to warrants	-	-
Agents warrants issued in private placement (Note 8a)	879,467	517,559
Exercise of warrants	-	(1,735,548)
Expiry of warrants	-	(2,623,491)
Balance - End of year	$879,467	$-

11. CONTRIBUTED SURPLUS

	JANUARY 31	APRIL 30
	2007	2006
Balance - Beginning of year	$2,797,768	$160,755

Forfeited options (Note 9)	6,054	13,522
Forfeited warrants (Note 10)	-	2,623,491
Balance - End of year	$2,803,822	$2,797,768

12. RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the nine month period:

(a) The company paid office facilities and administration services to a company related by directors in common for the three and nine months ended January 31, 2007 in the amount of $10,500 (2006 - $10,500) and $31,500
(2006 - $31,500), respectively.

(b) At January 31, 2007, accounts payable included $27,112 (2006 - $nil) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13. SEGMENTED INFORMATION

The company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the periods ended January 31, 2007 and 2006 all of the company's capital assets and operations were in Canada.

14.  SUPPLEMENTAL CASH FLOW INFORMATION

During the three and nine month periods ended January 31, 2007 and 2006, the company conducted non-cash financing and investing activities as follows:

	Three month period ended January 31, 2007	Three month period ended January 31, 2006	Nine month period ended January 31, 2007	Nine month period ended January 31, 2006
Agent warrants issued as part of share placement (Note 10)	$-	$-	$879,467	$-